

Sarib Mahmood (He/Him)

CPO at Qube Money

Sterling, Virginia, United States · Contact info

453 connections

Qube Money

Virginia Polytechnic Institute and State University

Experience

Chief Product Officer

Qube Money · Full-time

Jul 2021 – Present · 4 mos

Creating delightful and elegant solutions that empower people to achieve financial freedom.

Digital Cash Envelope Banking & Budget Ap...

Sr. Product Manager

Ad Hoc LLC

Jul 2018 – Jun 2021 · 3 yrs

Washington D.C. Metro Area

Built government digital services for Healthcare.gov and Medicare.gov that are fast, efficient, and usable by everyone.

We build government digital services. - Ad...

Technology Solutions Manager

FLOW Progressive Logistics

Jul 2017 – Apr 2018 · 10 mos

Jeddah Governorate, Saudi Arabia

• Headed the multi million dollars implementation of Oracle Cloud (SaaS and PaaS) applications across core supply chain activities as well as support functions (modules included Oracle Transport Management, TOA, RightNow, Logfire, WAMAS by SSI Shaefer, Human Capital Management, Financials, Procurement). ...see more

FlowPL Homepage

Product Delivery Manager

10Pearls

Mar 2014 – Jun 2017 · 3 yrs 4 mos

Washington D.C. Metro Area

• Delivered end-to-end solutions for clients by drawing from a strong background across multiple disciplines including agile development, architecture, test, business analysis, and project management knowledge.

...see more

Digital Transformation | Development |...

Aramex

8 yrs 5 mos

IT Solutions Developer

Apr 2010 – Mar 2014 · 4 yrs

Dubai, United Arab Emirates

Aramex RedBox | SQL Server 2008 R2 with Filestream, .NET 4.5, MVC 4.0, EF 5.x | Nov 2013

• Developed a custom, secure, and highly efficient corporate drop box to share large files with external clients (https://redbox.aramex.com).

...see more

IT Performance and Quality Specialist

Apr 2007 – Mar 2010 · 3 yrs

Dubai, United Arab Emirates

• Created and implemented policies/procedures for routine IT tasks.

• Carried out internal audits to measure the department's performance.

• Edited and Published 'Bits & Bytes', a web-based newsletter updating the organization of the latest developments and procedures within the department as well as in the fie ...see more

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Education

Virginia Polytechnic Institute and State University
Master's degree, Information Technology
2007 – 2009

Software Development
• Developed skills in building software systems for Internet and World-Wide Web applications using a pragmatically-oriented approach to software engineering.

Business Information Systems
• Gained knowledge to become a business information systems developer using both structured and object-oriented development methods.

Decision Support Systems
• Learned to build interactive computer-based information systems that use decision rules, models, and comprehensive databases to support the decision making process to solve many complex managerial problems.

American University in Dubai
Bachelor's degree, Information Technology, Cum Laude
2001 – 2005

• Studied various business courses including Finance, Accounting, and Management.
• Secured a place on the 'Dean's List' seven times.
• Appeared in 'Who's Who among American Colleges and Schools' in 2005.
• Accomplished a wadi-cleanup expedition in Buraimi, Oman.
• Participated in the drama club at AUD as a senior member.
• Achieved 2nd place in an inter-collegiate drama competition in 2003.

Licenses & certifications

Installing and Running Ruby on Rails 5: Mac
Lynda.com
Issued Feb 2018 · No Expiration Date
See credential

Learning Django
Lynda.com
Issued Feb 2018 · No Expiration Date
See credential

Learning Python
Lynda.com
Issued Feb 2018 · No Expiration Date
See credential

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